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DEC 07 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 HAWAII KAI DR. UNIT 209
(No. and Street)

HONOLULU	HI	96825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIN WON YANG, PRESIDENT 808-538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVILA ADVISORY LLC
(Name – *if individual, state last, first, middle name*)

4220 DUNCAN AVE. STE 201	SAINT LOUIS	MO	63110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MINWON YANG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURITIES INC., as of SEPTEMBER 30, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Minwon Yang
Signature

President
Title

State of Hawaii, City and County of Honolulu
Subscribed and sworn to before me
this 28th day of Nov., 2020 by

Stacey Pak

Notary Public
COMMISSION EXPIRES ON JULY 19, 2023

STACEY PAK NOTARY PUBLIC No. 05-488 STATE OF HAWAII

Doc. Date: 11/28/2020 # Pages: 1
Stacey Pak First Circuit
Doc. Description: Oath or Affirmation

11/28/2020
Notary Signature Date

NOTARY CERTIFICATION

STACEY PAK NOTARY PUBLIC No. 05-488 STATE OF HAWAII

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) State of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SPIC Supplemental Report
- [X] (n) Exemption Report

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SUN'S BROTHERS SECURITIES, INC.

CONTENTS

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sun's Brothers Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities Inc., as of September 30, 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sun's Brothers Securities Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sun's Brothers Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified as Computation of Net Capital and Aggregate Indebtedness (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sun's Brothers Securities Inc.'s financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sun's Brothers Securities Inc.'s auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
November 27, 2020

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS		
Current Assets		
Cash in bank	$	63,897
Receivable from clearing broker		31,445
Total Current Assets		95,342
Office Equipment: net of accumulated depreciation of $17,476		644
Other Assets		
Deposit with clearing Broker-Dealer		101,862
Prepaid assets		652
Total Other Assets		102,514
Total Assets	$	198,500
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	33,800
Commissions payable		2,098
Income tax payable		13,054
Total Current Liabilities		48,952
Other Liabilities		
Line of credit		30,118
Total Liabilities		79,070
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		97,346
Retained earnings (Deficit)		21,084
Total Shareholder's Equity		119,430
Total Liabilities and Shareholder's Equity	$	198,500

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Revenue:		
Commissions	$	607,449
Other Revenue		197
Total Revenue	$	607,646
Expense:		
Depreciation	$	217
Interest expense		4,018
Compensation of officers		293,795
Clearing & execution charges		26,359
Commissions expense		10,373
Rent		7200
Hawaii General Excise Tax		168
Other operating expenses		144,644
Total Expenses		486,774
Income before provision for Income Tax		120,872
Income Tax		12,575
Net Income	$	108,297

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2020

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stock-holder's Equity
Balance at September 30, 2019	$ 1,000	$ 130,793	$ (87,213)	$ 44,580
Contribution of Capital				0.00
Return of Capital		(33,447)		(33,447)
Net Income			108,297	108,297
Balance at September 30, 2020	$ 1,000	$ 97,346	$ 21,084	$ 119,430

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Cash Flows from operating activities:		
Net Income	$	108,297
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		207
Receivable from clearing broker		(28,465)
Accounts payable		(9,148)
Commission payable		(10)
Prepaid asset		(126)
Interest received		(1,447)
Rent payable		(4,000)
Tax payable		28,805
Net Cash Provided by Operating Activities	$	93,583
Cash Flows From Investing Activities		
Purchase of equipment		(540)
Net Cash Used by Investing Activities	$	(540)
Cash flows from financing activities:		
Return of capital	$	(33,447)
Decrease in line of credit		(6,826)
Net Cash Used by financing activities	$	(40,273)
Net change in Cash	$	53,310
Cash Balance at September 30, 2019	$	10,587
Cash Balance at September 30, 2020	$	63,897
Supplemental Information		
Interest paid	$	4,018
Hawaii General Excise Tax paid	$	168

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2020

Note A - Summary of Significant Accounting Policies:

Business activities:
Sun's Brothers Securities, Inc. (the Company) was registered on December 16, 2002 as a Broker/Dealer pursuant to Section l 5(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. (Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are the sale of securities and related financial services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Recognition of Revenue
Effective October 1, 2018, the Company adápted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2020.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations. Inventory risk before the good or service is transferred and discretion in establishing the price.

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at September 30, 2020.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement date basis, an industry standard.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2020

Securities Transactions
Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents. The Company had cash and cash equivalents of $63,897 at September 30, 2020.

Concentrations of credit risk:
The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

Office Equipment:
Office Equipment is stated at cost. Depreciation is computed using the accelerated method over five years which represents the estimated useful lives of the assets.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had taxable income of $128,943 for both Federal and State taxes during the period. Resulting in net taxable income of $48,583 after deducting net loss of $80,360, carried forward from the previous period. The income taxes accrued for Federal and State were $10,552 and $2,500 respectively during the period.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2017, 2018, and 2019 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

NOTES TO FINANCIAL STATEMENTS

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2020

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $118,134 which was $112,863 in excess of its required net capital of $5,271. The Company's ratio of aggregate indebtedness to net capital was 67% at September 30, 2020.

Note C - Fully Disclosed Clearing Agreement:

The Company has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $7,200 in rent expense.

Note E – Concentrations

89% of the commission revenue earned for the year ended September 30, 2020 came from transactions on behalf of 2 customers.

Note F – SBA Line of Credit

The Company has an unsecured line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrues interest at an annual rate of 7.0% and daily periodic rate of .01918%. There was an outstanding balance of $30,118 on September 30, 2020. Maturity of Line of Credit is February 5, 2023. As part of coronavirus debt relief effort, 6 months of principal and interest have been paid by Small Business Administration (SBA)

SUN'S BROTHERS SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	119,430
Add:		
Allowable credits		-
Total capital and allowable credits		119,430
Deduct:		
Non-allowable assets		1,296
Net capital before haircuts on securities positions		118,134
Haircuts on securities		-
Net Capital	$	118,134

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:

Aggregate indebtedness	$	79,070
6-2/3% of above		5,271
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,271
Excess net capital	$	112,863

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended on November 27, 2020.

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sun's Brothers Securities Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Sun's Brothers Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sun's Brothers Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sun's Brothers Securities Inc. stated that Sun's Brothers Securities Inc. met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2020 without exception. Sun's Brothers Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
November 27, 2020

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 19, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Sun's Brothers Securities, Inc. is a broker/ dealer registered with the SEC and FINRA
- Sun's Brothers Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2020.
- Sun's Brothers Securities, Inc. is exempt from provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Sun's Brothers Securities, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended September 30, 2020 without exception.
- Sun's Brothers Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Minwoon Yang

Name and Title: MINWON YANG President